November 2, 2009

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cloud Peak Energy Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed October 5, 2009 File No. 333-161293

Dear Mr. Schwall:

        This letter sets forth the response of Cloud Peak Energy Inc. (the "Company" or "Cloud Peak") to the comment letter, dated October 19, 2009, of the staff of the Division of Corporation Finance (the "Staff") with respect to Amendment No. 1 filed October 5, 2009 ("Amendment No. 1") to the Company's Registration Statement on Form S-1 (File No. 333-161293) filed August 12, 2009 (the "Registration Statement"). In order to ease your review, we have repeated each comment in its entirety in the original numbered sequence. All references herein to page numbers are to page numbers in Amendment No. 3 to the Registration Statement ("Amendment No. 3"). This letter is being filed with Amendment No. 3.

General

1.
Please provide updated consents with your next amendment.

        Response:    The Company notes the Staff's comment and has provided updated consents attached as Exhibits 23.1 and 23.2 to the Registration Statement.

2.
Please continue to monitor your requirement to provide updated financial statements in accordance with Rule 3-12 of Regulation S-X.

        Response:    The Company acknowledges the updating requirements of Rule 3-12 of Regulation S-X and notes that it has included financial statements as of September 30, 2009 and for the nine months ended September 30, 2009 and September 30, 2008 in Amendment No. 3.

3.
Please provide the remaining omitted financial information at your earliest convenience.

        Response:    The Company notes that the remaining omitted financial information has been supplementally provided to the Staff as discussed in the response to Comment 4 below.

4.
We note your responses to prior comments 4 and 5. Please fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit pursuant to Rule 430A, including the estimated rice range. In addition, include all omitted exhibits. Please allow sufficient time for our review. We may have additional comments.

        Response:    The Company notes the Staff's comment and has filed all exhibits to the Registration Statement except as noted in the Registration Statement. As previously discussed with the Staff, the Company has provided with this submission supplementally to the Staff pages from the Registration Statement which relate to valuation such as information related to offering price, number of shares and securities held by Rio Tinto, in order to facilitate the Staff's review. The Company has not yet made a final determination regarding the pricing range for the offering, the number of shares or securities held by Rio Tinto or other parameters and, accordingly, the information provided supplementally is provided for illustrative purposes only. Furthermore, the Company has been advised by the underwriters participating in the offering that, due to market volatility, it would not be in the best interest of the

Company to include valuation information at this time. The Company will revise the Registration Statement in a subsequent amendment to reflect such information following its final determination before the distribution of any preliminary prospectus.

        In addition, the Company notes that the Staff has recently accepted an estimated price range and other valuation information on a supplemental or confidential basis from other issuers in recent securities offerings. These securities offerings include the initial public offerings of the following issuers: Verisk Analytics, Inc. (Registration Statement No. 333-152973), Select Medical Holdings Corporation (Registration Statement No. 333-152514), Visa Inc. (Registration Statement No. 333-147296), Virtual Radiologic Corporation (Registration Statement No. 333-136504), Neutral Tandem, Inc. (Registration Statement No. 333-140127) and Bare Escentuals, Inc. (Registration Statement No. 333-135484). The Company further notes that prior to the completion of this offering, the Company has been an indirect, wholly-owned subsidiary of Rio Tinto plc, a large foreign private issuer that will continue to hold a substantial equity interest in the Company's business following the Company's initial public offering.

Risk Factors, page 22

5.
We note your response to our prior comment 6 and reissue the comment. We note the continued inclusion of the phrases "[w]e cannot be reasonably assured" on page 33, and "we cannot assure you" on page 51. In addition, we note the continued inclusion of the phrases "beyond our control" on page 23 and "outside our control" on page 24. Please revise.

        Response:    The Company notes the Staff's comment and has revised the disclosures on pages 24, 25, 34 and 53 in response to the Staff's comment.

Unaudited Pro Forma Consolidated Financial Information

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information, page 84 Note 1(f)

6.
We note you have included an adjustment of contingently payable, nonrecurring employee bonus compensation. Please explain why you believe this adjustment is factually supportable and directly attributable to the transactions. Please clarify if the bonus compensation is set forth in your contractual agreements.

        Response:    The Company notes the Staff's comment. The contingently payable bonus compensation is evidenced by separate letters dated July 2008 from Rio Tinto Energy America Inc.'s ("RTEA's") Chief Executive Officer to 21 RTEA employees. The letters provide that the bonuses are payable upon closing of a transaction that results in Rio Tinto's divestment of RTEA. Rio Tinto has determined that Cloud Peak Energy's initial public offering and acquisition of a controlling interest in Cloud Peak Energy LLC ("CPE LLC") will constitute a divestment transaction for purposes of these bonus arrangements. The Company believes that the letters to the RTEA employees indicate a constructive obligation of RTEA to pay the expected bonuses upon completion of the offering and provide a factually supportable basis for the pro forma adjustment described in Note (1)(f) on page 94 in Amendment No. 3.

Note 1(i)

7.
Please expand your disclosure relative to this adjustment to better explain the nature of the tax receivable agreement.

        Response:    The Company notes the Staff's comment and has expanded its disclosure of the pro forma adjustment related to the Tax Receivable Agreement on page 95 in Amendment No. 3. A more comprehensive discussion of the Tax Receivable Agreement is provided on pages 76 to 78 of Amendment No. 3.

Note 1(m)

8.
Please revise to clarify why your consolidated income tax expense is not reflected in the allocation to the noncontrolling interest. Similar concerns apply to Note (2)(e).

        Response:    The Company notes the Staff's comment and has revised Notes (1)(m) on page 98 and (2)(f) on page 100 to clarify why income tax expense is not allocated to the noncontrolling interest. As revised, those notes clarify that CPE LLC, the entity in which the noncontrolling interest is held, is not an income tax paying entity and therefore the income tax incurred by Cloud Peak on its share of CPE LLC's income has no effect on the noncontrolling interest. The Company has added disclosure on page 114 to further clarify the effects of the structuring transactions and related agreements on the Company's income tax expense and noncontrolling interest.

*        *        *

        Should you have any questions or comments with respect to this filing, please call me at (212) 859-8272.

Sincerely,
/s/ STUART H. GELFOND
Stuart H. Gelfond
cc:
Douglas Brown (Securities and Exchange Commission)
Michael Karney (Securities and Exchange Commission)
Anne Nguyen Parker (Securities and Exchange Commission)
Colin Marshall (Cloud Peak Energy Inc.)
Michael Barrett (Cloud Peak Energy Inc.)
Vasiliki B. Tsaganos (Fried, Frank, Harris, Shriver & Jacobson LLP)
Richard Drucker (Davis Polk & Wardwell LLP)
David East (PricewaterhouseCoopers LLP)